EXHIBIT 10
JOINDER
     Reference is made to that Request for Extraordinary General Meeting dated as of September 26, 2008 to the Secretary of Trinity Biotech, plc.
     By executing and delivering this Joinder, the undersigned holder of American Depository Receipts of Trinity Biotech, plc hereby becomes a signator to the Request for Extraordinary General Meeting as if the undersigned were an original signator to such document.
     The undersigned has executed and delivered this Joinder as of this 7 day of October, 2008.

GOLDMAN PARTNERS, L.P.

Name of ADR Holder (type or print)

By:	/s/ Neal Goldman

Sign Name

Neal Goldman

Name of Signator (type or print)

General Partner

Capacity (type or print)